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                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-38872

                               PET QUARTERS, INC.

                              PROSPECTUS SUPPLEMENT
                     (To Prospectus Dated January 25, 2001)

         You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         On January 26, 2001, we issued a drawdown notice to Splendid Rock Holdings, Ltd. in connection with the equity line of credit agreement dated March 15, 2000, evidencing an equity draw down facility between us and Splendid Rock Holdings, Ltd. This notice indicated our intent to sell 639,659 shares of our common stock to Splendid Rock Holdings, Ltd. for a price of $.2345 per share. These purchases resulted in aggregate proceeds of approximately $150,000 being paid and released from escrow to us by Splendid Rock Holdings, Ltd. We are required to pay certain fees and expenses in connection with the sale.

         We expect to use the proceeds of this sale of common stock under the equity line of credit agreement to reduce debt and for general corporate purposes. We have been informed by Splendid Rock Holdings that it has reached an agreement with an unaffiliated third party to sell a portion of the shares of common stock sold to it pursuant to the drawdown notice.

                                 CAPITALIZATION

         The following table sets forth our capitalization (i) as of June 30, 2000 and September 30, 2000, on an actual basis, and (ii) as of September 30, 2000, on a pro forma basis to reflect the issuance of 850,000 shares of common stock on November 29, 2000 and 639,659 shares of common stock on January 26, 2000, each pursuant to our equity line of credit agreement. The table below should be read in conjunction with our consolidated financial statements and the notes thereto, which are included elsewhere in this prospectus.



                                                                                    SEPTEMBER 30, 2000
                                            JUNE 30, 2000     SEPTEMBER 30, 2000         PRO FORMA
                                            -------------     ------------------    ------------------

Notes Payable, Capital Leases and
Convertible Debenture .................    $    1,951,877       $    2,240,178        $    2,240,178

Stockholders Equity:
Convertible Preferred Stock: $0.001
   par value 10,000,000 authorized,
   34,642 issued and outstanding ......    $           35       $           35        $           35
Common stock: $0.001 par value
   40,000,000 authorized, 18,147,783,
   19,857,648, and 21,347,307
   outstanding ........................    $       18,148       $       19,858        $       21,347
Additional Paid-in-Capital ............    $   33,109,661       $   34,423,950        $   34,937,960
Accumulated Deficit ...................    $  (16,586,531)      $  (19,763,257)       $  (19,763,257)
Unamortized Stock Compensation             $      (96,855)      $      (15,797)       $      (15,797)

     Total Stockholders' Equity .......    $   16,444,458       $   14,664,789        $   15,180,288

     Total Capitalization .............    $   18,396,335       $   16,904,967        $   17,420,466


           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JANUARY 26, 2001.